UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-26570

1st Independence Financial Group, Inc.

(Exact name of registrant as specified in its charter)

8620 Biggin Hill Lane, Louisville, Kentucky, 40220-4117  (502) 753-0500

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

                Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

                Approximate number of holders of record as of the certification or notice date:  0

                Effective as of 11:59 p.m. Eastern Standard Time on August 29, 2008, 1st Independence Financial Group, Inc., a Delaware corporation (the “Registrant”), merged with and into MainSource Financial Group, Inc., an Indiana corporation (“MainSource”), with MainSource surviving.  Accordingly, as of the date hereof, there are no holders of record of common stock of the Registrant.

                Pursuant to the requirements of the Securities Exchange Act of 1934, 1st Independence Financial Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

1ST INDEPENDENCE FINANCIAL GROUP, INC.

Date:	September 2, 2008	By:	/s/ Archie M. Brown, Jr
Archie M. Brown, Jr., President and Chief Executive Officer of successor corporation by merger, MainSource Financial Group, Inc.